SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

fnoero@sidley.com
(212) 839-5986

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FOUNDED 1866

82-34786

November 22, 2006

06018788

BY HAND

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL

Electric Interconnection

Re: ~~Interconexión Eléctrica S.A. E.~~S.P./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 82-34774

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of September and October of the Year 2006- "Información Eventual" (Other Relevant Information) submitted to the Colombian Securities Commission (the "Colombian Securities Commission").

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission.

2. Letter from Duff & Phelps de Colombia S.A. to the Colombian Securities Commission dated August 30, 2006, reporting the AAA credit rating assigned to outstanding bond issues of Issuer.

3. Documentation posted September 7, 2006 from the Issuer whereby Issuer provides information about its recent acquisitions.

4. Press release posted on September 15, 2006 regarding the allocation to Consortium ISA-Empresa de Energia de Bogotá of 15% of the shares held by the Peruvian Government in Consorcio Transmantaro S.A.

5. Document posted on September 15, 2006 by the Issuer reporting the decision of the Board of Directors on August 3, 2006, and subsequently the shareholders of Flycom Comunicaciones S.A.

dlw 11/27

E.S.P. ("Flycom") at a Special Meeting of all shareholders of Flycom, to approve a Cop$40,617.5 million capitalization in order to thwart a Flycom dissolution event.

6. Document posted on September 18, 2006 by the Issuer reporting that ISA Capital do Brasil, an affiliate of the Issuer, has purchased 10,021,687 common shares of CTEEP from the state of Sao Paulo.

7. Document posted on September 18, 2006 by the Issuer regarding recent changes in the Issuer's ownership in certain of its affiliates.

8. Document posted on September 20, 2006 by the Issuer regarding information concerning a pre-arranged transaction scheduled for September 25, 2006, by which a beneficial owner has agreed to purchase 40,000 shares of the Issuer at market price.

9. Press release posted on September 21, 2006 by the Issuer regarding the Issuer's underwriting of a 7-year Cop$110 billion bond issue, due September 21, 2013, through the Dutch auction mechanism at the Colombian Stock Exchange with Corficolombiana and Correval as underwriters.

10. Document posted on September 28, 2006 by the Issuer, regarding the approval by the Ministry of Finance and Public Credit of Colombia, through Resolution No. 3509, of the contracting of certain loans by Issuer on September 25, 2006.

11. Notice dated October 19, 2006 from the Issuer informing its shareholders that they will receive the third of four scheduled dividend payments on October 19, 2006.

12. Document posted on October 20, 2006 by the Issuer regarding its intention to conduct a public offering in Brazil through its affiliate ISA Capital do Brasil S.A. to acquire voting shares of CTEEP.

13. Document posted on October 25, 2006 by the Issuer, reporting a 29% increase in earnings and a 38.2% increase in assets, as of September 30, 2006.

Financial information for the Quarter ending on September 30, 2006.

14. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of July 2006, regarding the placement of securities by the Issuer in the primary market.

15. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of August 2006, regarding the placement of securities by the Issuer in the primary market.

16. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of September 2006, regarding the placement of securities by the Issuer in the primary market.

SIDLEY AUSTIN LLP
SIDLEY

17. Brief Statement of Interim Financial Results for three month period ended September 30, 2006, submitted to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5986 or by email at fnoero@sidley.com with any further questions or comments you may have.

Sincerely yours,

Francesco Noero

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Janet E. Miller

SUMMARY OF OTHER RELEVANT INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

Date	Time	Subject	Summary	Anexo
25/10/2006	12:34:48	Media news regarding Securities Issuers	ISA's earnings increased 29% on September 30.	See attachment
20/10/2006	16:10:33	Investment in other corporations	ISA will conduct Public Offer to Acquire CTEEP shares according to EDITAL SF/001/2006.	See attachment
19/10/2006	08:40:01	Earnings or Losses Project approved by the Stockholders' Meeting	ISA's shareholders receive today, October 19, a third dividend payment.	See attachment
28/09/2006	11:14:28	Issuer's financial issues	The Ministry of Finance and Public Credit by Resolution No. 3509 of September 25, 2006	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			approved contracting of loans by ISA.	
21/09/2006	15:26:30	Securities Placement	Today, through auction at the Colombian Stock Exchange, Interconexión Eléctrica S.A. E.S.P. - ISA underwrote a 7-year $110,000-million bond issue.	See attachment
21/09/2006	15:13:18	Securities Placement	Today, through auction at the Colombian Stock Exchange, Interconexión Eléctrica S.A. E.S.P. - ISA underwrote a 7-year $110,000-million bond issue.	N/A
20/09/2006	11:19:46	Pre-agreed operations	On 19-09-06 this Superintendency received information about a pre-agreement scheduled for 25-09-2006, by which agreement a beneficial owner has agreed to purchase 40,000 ISA shares at market	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			price.	
18/09/2006	16:46:09	Investment in other corporations	ISA informs about its shareholding in some of its affiliates.	See attachment
18/09/2006	08:44:50	Investment in other corporations	ISA Capital do Brasil purchased from the State of Sao Paulo 10,021,687 common shares for a total of R$ 229,548.69.	See attachment
15/09/2006	08:54:31	Decisions of the Board of Directors	At the Stockholders' Special Meeting of Flycom Comunicaciones S.A. E.S.P., shareholders approved $40,617.5 million capitalization in order to thwart a dissolution event	See attachment
15/09/2006	08:47:10	Investment in other corporations	Consortium ISA – Empresa de Energía de Bogotá was allocated in Lima 15% of the shares held by the Peruvian Government in Consorcio	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			Transmantaro S.A. power company.	
11/09/2006	17:13:01	Securities rating	Communication 2006046731-000-000 Duff and Phelps de Colombia S.A. Securities Rating Company.	See attachment
11/09/2006	16:08:00	Securities rating	Communication 2006046731-000-000 Duff and Phelps de Colombia S.A. Securities Rating Company.	See attachment
07/09/2006	09:11:10	Investment in other corporations	At the request of general investors, ISA provides information about its recent acquisitions and their impact on its current financial situation.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as of October 31, 2006.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR

Duff and Phelps de Colombia, S.A.

Securities Rating Corporation

Calle 69 A No. 9-85

Bogota, Colombia

www.dcrcolombia.com.co

PBX: 347 45 73

Fax: 347 45 74

Bogota, August 30, 2006

Sticker:

Colombian Financial Superintendency barcode: 2006046731-000-000

Procedure: 058-RATING REPORTS Date: 80/08/2006 04:49 PM

Document Type: 80-PRESENTATION Attachments: YES Pages: 00010

REQUEST

Applies to: 0000-000000-BLANK Entry Sec. Day: 0882

Sender: 0084-000001 – DUFF & PHELPS DE COLOMBIA

Addressee Dept: 141000 – Market Access Direction

Telephone: 594 02 00 20/09/2006

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

Colombian Financial Superintendency

Calle 7 No. 4-49

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Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Bogota, D.C.

ENTITY:	084001
PROCEDURE:	053 RATING REPORTS
ACTIVITY:	31 INFORMATION SUBMITTAL
ATTACHMENTS:	01
PAGES:	10

Dear Ms. Jeannette,

Attached you will find the report on the yearly and special rating revision for the following bond issues of INTERCONEXION ELECTRICA S.A. E.S.P.:

- 1999 common bond issue - $ 180 billion
- 2001 common bond issue - $ 130 billion
- Bond issue program - $ 850 billion

Cordially yours,

(signed)

GUSTAVO ARISTIZABAL

President

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR

Duff and Phelps de Colombia, S.A.

Securities Rating Corporation

Colombia

Corporations

(Power Sector)/(Colombia)

INTERCONEXION ELECTRICA S. A. E. S. P. (ISA S. A.)

Ratings

Instrument Type	**Current Rating**	**Former Rating**	**Date of Change**
1999 Bonds	AAA	AAA	07/07/06
2001 Bonds	AAA	AAA	07/07/06
04-Bonds Program	AAA	AAA	07/07/06
Rating Watch			None
Perspective			Negative

Analysts

Glaucia Calp

+1 317 6405

Calp@dcrcolombia.com.co

Milena Carrizosa

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Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Carrizosa@dcrcolombia.com.co

+1 347 4573

Profile

Interconexion Electrica S. A. – ISA is a mixed-ownership public utilities company whose core business is the high-voltage transport of energy in Colombia. ISA is the parent company of an Economic Group in Colombia that carries out activities in both the power and the telecommunications sectors.

Strengths and Opportunities

- The company's competitive position nationwide and the fact of being a natural monopoly.
- The internationalization strategies of the Economic Group.
- High corporate governance standards.

Drawbacks and Threats

- The inherent risks of the telecommunications sector because of the high investments and constant technology updates required.
- The regulatory risk.
- The public order situation.

Rating Summary

A AAA rating means the issue enjoys the highest credit quality. Risk factors are virtually nonexistent.

By assigning a perspective to a rating, Duff & Phelps de Colombia indicates the direction a given rating will probably take within a period of one to two years. Perspectives can be positive, stable and negative. Positive or negative perspectives do not imply that changes to the rating are inevitable.

Rationale

The assignation of a negative perspective to a rating obeys to the possibility of a significant increase in the Company's debt, as a result of financing needed for the recent acquisition of 50.1% of common shares of Companhia de Transmissão de Energia Paulista –CTEEP-- for US$535 million. Funds will be initially financed against ISA's Balance Sheet until the special vehicle through which ISA conducted the transaction, ISA Capital do Brasil, formalizes a loan for approximately US$350 million.

This amount may eventually increase since in the second stage of the transaction, the seller of CTEEP's controlling interest must offer 10% of total capital (common and preferred shares) to the employees, and the new controlling stockholder must

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

reimburse the Government of Sao Paulo the discount on the common shares offered to the employees. At the end of the offer, the new controlling stockholder binds itself to purchase any common shares not acquired by the employees at the minimum price defined. This offer to employees will take place between July and August of 2006 and will be settled in September.

The transaction has an additional third stage, to be performed on November of 2006 at the latest, where the new controlling stockholder of a corporation listed on the stock exchange, must conduct a public offer to acquire common shares from the company's remaining shareholders.

ISA Capital do Brasil is seeking a partner that would contribute part of the funds necessary for the second and third stages of the transaction and is currently conducting related negotiations. In case no such partner is found, ISA must assume the totality of the funds.

Although Duff & Phelps de Colombia sees with positive eyes the above-mentioned transaction given what it represents in terms of consolidation of ISA as a significant regional player, and because CTEEP is a high-quality and profitable company, the amount of the funds necessary for its financing, the conditions of such financing, and ISA's final participation in the deal, might result in a deterioration of its credit profile.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The assignation of a negative perspective is based on the same reasons given for ratings of issues conducted in 1999 and 2001, upheld on March of 2006, and the rating for the bond program upheld on December of 2005.

ISA's revenues from the services of energy transmission and connection are regulated through CREG methodology and constitute stable and predictable revenues with very limited vulnerability to macroeconomic cycles. As of December of 2005, ISA's total revenues decreased 0.6% with respect to 2004 to $708,280 million due to the fact that with the commencement of commercial operation of XM Compañía de Expertos en Mercados S. A. E. S. P., starting October of 2005, ISA receives no revenues from the activities of dispatch and wholesale energy market coordination. As a result, EBITDA totaled $478,858 million, slightly below the figure for 2004. Also, at 3.8 x, debt coverage indicator, EBITDA / interest, was not very different from the one for 2004.

As of the end of 2005, total debt at $1,121,150 million was slightly lower than the one reported on December of 2004. Currently, 89% of ISA's total debt, including hedging operations, is denominated in local currency and 11% in foreign currency. According to its expansion plans, the Company will require financing for its investment projects that could create a reduction in its debt protection measures. The Company is currently analyzing several financing alternatives for its strategic plan, which involves participation in projects and/or companies with activities similar to its own in Latin America. We should highlight that in analyzing such

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

alternatives, ISA's management strictly monitors the preservation of its credit risk profile.

ISA's affiliate, XM Compañía de Expertos en Mercados S. A. E. S. P., started operations on October of 2005. Its purpose is the provision of integrated services of operation, administration and development of wholesale energy and gas markets locally, regionally and worldwide. From that date on, XM assumed the revenues and expenses of the Energy Control Center (CND) and the Wholesale Energy Market (MEM) that were formerly recorded on ISA's financial statements.

It is necessary to point out that although ISA's operating revenues are reduced, given that the remuneration scheme for such activity recognizes AOM expenses and investment as revenues, the split shall not affect ISA's financial structure.

In Colombia, Interconexión Eléctrica S.A. E.S.P. owns the largest participation in the National Transmission System (STN) with 69.7% of the System's total assets, measured on the basis of their as-new replacement value. As a result of the awarding of UPME 01 and UPME 02 of 2003 projects, ISA will increase its STN share ratifying its position as owner of 100% of the 500-kV grid in Colombia. Also, its share in the STN is increased through its affiliate Transelca S. A. E. S. P., who owns 9.8% of the System measured on the basis of the as-new replacement value of the STN and calculated at unit costs as set forth by CREG Resolution 026 of 1999. The amount of the investment plus the difficulty of laying alternate networks

constitute major barriers to the entrance of prospective competitors; these conditions characterize ISA's current participation in the National Transmission System as a natural monopoly.

In recent years, Grupo Empresarial ISA has outstood as one of the leading promoters and developers of energy projects in the Andean Region and Central America, and currently administers 84% of total transmission grids in Colombia, 79% in Peru, and 51% in Bolivia. ISA is present in Peru through the concession to operate and maintain the transmission system in Peru through "REP", Red de Energía del Peru, and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of an interconnection with Ecuador that commenced commercial operations on March of 2003; and in Bolivia, through creation of ISA Bolivia, for construction and operation of transmission lines. On February of 2005, ISA was accepted as the eighth partner of Empresa Propietaria de la Red (EPR), an electric project consisting of design and construction of approximately 1,830 kilometers of 230kV transmission lines, allowing interconnection of six Central American countries, from Guatemala to Panama.

In the area of telecommunications, ISA Economic Group has an active participation through its companies FLYCOM and INTERNEXA, which deliver value added and carrier-of-carriers services, nationally and internationally. Given that the risk of the telecommunications business is higher than that of the power sector, Duff & Phelps

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Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

de Colombia S.A. keeps detailed follow-up of these companies' financial performance.

Current methodology for remuneration of the National Transmission System (STN) and the parameters used for its calculation were in force until December of 2005. CREG Resolution 007 of 2005 issued on February 24, 2005, sets forth for electricity providers, users, and other interested parties, the bases of a study to be conducted to determine formulae for calculation of the remuneration of the electric power transmission activity during the upcoming tariff period. Accordingly, a Resolution with definite tariffs for transmission revenues will be ready for 2006. In spite of the uncertainty component regarding the future tariff scheme for the transmission activity, no significant changes are expected in the remuneration scheme currently applied.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, transporters assume the costs of infrastructure recovery, and Duff & Phelps will closely monitor the country's ongoing public order situation.

July 7, 2006

Recent Events

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Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

On February of 2005, ISA was accepted as a partner of Empresa Propietaria de la Red (EPR) established in Panama in 1998. This company is responsible for the design, construction, erection, commissioning, operation and maintenance of the SIEPAC Project (Central American Countries Electric Interconnection System). EPR's partners are EPR Endesa de España and the companies responsible for energy transmission in every member country (Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica, Panama and Colombia), each with a participation of 12.5%. So far, ISA has contributed US$45 million and will guarantee a debt of US$40 million as the new partner of EPR.

Additionally, on May of 2006, ISA and Empresa de Energía de Bogotá (EEB) reached an agreement with Hydro Québec for the acquisition of this company's 57% participation in Consorcio TransMantaro S.A., a power transmission company located in Peru that operates a 220kV-603km power line interconnecting the cites of Mantaro and Socabaya in the Peruvian Andes. In this operation, worth US$ 67 million, ISA participates with 60% and EEB with the remaining 40%.

Additionally, a 28% share owned by FSTQ (Québec Workers Solidarity Fund) and worth US$33 million was negotiated, allowing ISA and Empresa de Energía de Bogotá (EEB) control of 85% of the company.

The transaction shall materialize once all necessary governmental approvals in Peru are obtained.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

On the other hand, in 2005 ISA started construction of 1,051km of transmission lines of two projects that will reinforce the energy exchange capacity between the Central and Northern regions in Colombia: Primavera-Bacatá at 500kV (UPME 01), expected to be operational by December of 2006, and Primavera-Bolivar at 500kV (UPME 02), expected to start operations by March of 2007. During the year, the company advanced 55.66% in UPME 01 project and 47.07% in UPME 02 project.

During the year, ISA complied with the indicators required for providing energy transport services. The system's availability stood at 99.942% while unattended demand represented 0.25% of SIN's total demand.

Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation were in force until December of 2004. CREG Resolution 007 of 2005 issued on February 24, 2005, sets forth for electricity providers, users, and other interested parties, the bases of a study to be conducted to determine formulae for calculation of the remuneration of the electric power transmission activity during the upcoming tariff period. CREG is currently conducting revision of the transmission remuneration scheme that started with Resolution 007 of 2005, and plans to issue the consultation resolutions during 2006, and the definitive resolutions for application of the revised scheme in 2007. For this reason, Duff & Phelps de Colombia considers that at present there are

uncertainty elements in the transmission sector that do not allow to infer with reasonable certainty the evolution of STN's remuneration.

As part of ISA's expansion plan that includes participation in projects and/or companies with activities similar to its own in Latin America, ISA Capital do Brasil (SPV – ISA Colombia owner) participated in public bidding for acquisition of 50.1% of common shares of Companhia de Transmissão de Energia Electrica Paulista (CTEEP). On July of 2006, ISA Capital do Brasil won the auction by BRL$1,213 million, approximately US$535 million.

CTEEP was created as a spin-off of Compañía Energética de Sao Paulo (CTEP) and started operations in 1999. It is the leading transmission company in Brazil and owns 11,800 kilometers of transmission lines (equivalent to 18,300 kilometers of circuits), 102 substations, 1,800 kilometers of optic fiber, 177 telecommunications stations, one System Operation Center and three Regional Operation Centers. On December of 2005, CTEEP posted R$1,200 billion revenues, R$4,975 billion assets and R$3,827 billion equity.

The US$535 million transaction's price will be temporarily financed against ISA's Balance Sheet until ISA Capital do Brasil, formalizes a loan for approximately US$350 million.

In the second stage of the transaction, the seller of CTEEP's controlling interest must offer 10% of total capital (common and preferred shares) to the employees, and the new controlling stockholder must reimburse the Government of Sao Paulo the discount on the common shares offered to the employees. At the end of the offer, the new controlling stockholder binds itself to purchase any common shares not acquired by the employees at the minimum price defined. This offer to employees will take place between July and August of 2006 and will be settled in September.

The transaction has an additional third stage, to be performed on November of 2006 at the latest, where the new controlling stockholder of a corporation listed on the stock exchange, must conduct a public offer to acquire common shares from the company's remaining shareholders.

ISA Capital do Brasil is seeking a partner that would contribute part of the funds necessary for the second and third stages of the transaction and is currently conducting related negotiations. In case no such partner is found, ISA must assume the totality of the funds, reason why its indebtedness will significantly increase.

Although Duff & Phelps de Colombia sees with positive eyes the above-mentioned transaction given what it represents in terms of consolidation of ISA as a significant regional player, and because CTEEP is a high-quality and profitable company, the

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

amount of the funds necessary for its financing, the conditions of such financing, and ISA's final participation in the deal, might result in a deterioration of its credit profile.

Capital Investments

ISA is the parent company of Grupo ISA constituted by affiliates Transelca, ISA Peru S.A., Red de Energía del Peru-REP, ISA Bolivia and XM Compañía de Expertos en Mercados in the power sector, and Internexa and Flycom in the telecommunications sector.

Transelca S.A.:

Transelca is engaged in the provision of services of power transport and operation of the power system in the Colombian Caribbean Coastal area. It is the second largest transmission company in Colombia with 9.8% of the National Transmission System.

For the end of 2005, Transelca posted operating income at $60,415 million that corresponds to 14.6% increase with respect to 2004. The increase in operating and non-operating revenues plus the company's expenses and costs stability resulted in $37,278 million net income vs. $9,563 million for 2004.

Transelca has carried out two bond issues in the domestic market worth $113,000 and $100,000 million. Duff & Phelps de Colombia has rated AAA these two issues, which were totally placed and are currently outstanding.

ISA Peru:

ISA PERÚ S.A. is a specific-purpose corporation established for the construction and 30-year operation of the 242km-220kV Oroya-Carhuamayo-Paragsha-Vizcarra line and the 131km-138kV Aguaytía-Pucallpa line in Peru. The two projects were commissioned in 2002; their aggregated yearly guaranteed revenues total US$9.5 million.

As of December of 2005, operating income totaled US$5.3 million and net income US$1.5 million.

During 1995, the company met all the financial liabilities and coverage indicator covenants required by creditor banks. Accordingly, as of December of 2005, banks authorized distribution of dividends on earnings from 2004 and earnings accrued up to September of 2005 totaling US$146,459.

Red de Energía del Peru – REP:

Red de Energia del Peru (REP) is a company engaged in operation and maintenance of the electric infrastructure of Peruvian transmission systems along a 30-year term. The transmission assets administered by REP include 5,493 kilometers of transmission lines and 41 substations with 1,752MVA total transformation capacity. The company started operations on September of 2002 and has yearly guaranteed revenues of about US$59 million.

As part of the Group's internationalization project, on September of 2002, REP signed an agreement with Ecuadorian TRANSELECTRIC S.A. for the design, procurement, construction and operation of the electric interconnection between Peru and Ecuador. Finally, on September of 2004, the construction of the 230kV Zarumilla-Zorritos line, Peruvian tranche of the electric interconnection with Ecuador, was concluded.

On December of 2005, REP posted US$26.9 million operating income and US$11.2 million net income. Such good results allowed the company to distribute dividends on income of 2002, 2003 and 2004 worth US$22 million.

In order to optimize its financing structure REP conducted a US$100 million bond issue in the Peruvian capital market, which was placed in 2003 (US$50 million) and 2004 (US$50 million). The issue has been locally rated AAA by Apoyo & Asociados Internacionales S.A.C. (Fitch Ratings' associate) and Equilibrium Clasificadora de Riesgos S.A.

ISA Bolivia:

ISA Bolivia is a company established to carry out the construction and 30-year operation of five substations and three transmission lines 604 kilometers long. Commercial operation of the Santivañez-Sucre and Carrasco-Urubo lines started on September 17 and October 11, 2005, respectively, ahead of the initially scheduled date of October 20, 2005.

Signing of financing agreements with Corporacion Andina de Fomento (CAF) and the International Development Bank (IDB) took place during 2005. The two loans worth US$23 million and US$31 million, respectively, were disbursed in 2005 and were used to pay the bridging loans received from shareholders to meet commitments incurred during construction of the works.

XM Compañia de Expertos en Mercados

XM Compañía de Expertos en Mercados was established in 2005 to assume the activities related to operation planning and coordination of the resources of the National Interconnected System, administration of the commercial settlement system, and trading of energy on the wholesale energy market.

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Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

XM's capital was established by the transfer of assets and liabilities related to operation and administration of the wholesale energy market. The company started commercial operations on October of 2005.

In three months of operations, the company recorded $3,020 million EBITDA and $29 million net income.

Internexa:

The corporate purpose of Internexa is the administration, commercialization and provision of telecommunications services, particularly national and international voice-and-data carrier services. Internexa specializes in transporting the signals of leading telecommunications companies that provide long-distance, value-added, Internet, mobile communications and cable-television services, among others.

As of December of 2005, Internexa's EBITDA totaled $16,395 million and net loss $5,889 million. The latter was the result of accounting records of amortization of deferred usufruct of $15,794 million.

Flycom:

Flycom is engaged in providing value-added and IP-based services nationwide for its own account or for third parties using LMDS technology that permits

simultaneous distribution of voice, video, data and Internet through wireless networks.

The company started activities in 2002 and has posted negative results ever since. On December of 2005 it recorded $13,197 million loss; however, it is expected to reach its financial break-even point and record positive net income in 2006-2007.

By the end of the year, Flycom's value-added market share was 1.85%

Competitive Position

Of the 12,830km total grid of the National Transmission System, Interconexión Eléctrica S. A. owns the largest participation – 8,756km equivalent to 69.4% of STN's total, measured with respect to the as-new replacement value. ISA's Colombian affiliate Transelca, is the second largest energy transmission company in the country with 9.8% of the National Transmission System's total assets.

ISA Group is one of the main players in the Latin American power and telecommunications sectors, especially in the Andean Region where it operates 48% of transmission grid at 220kV and above. In Colombia, the Group owns 84% of such transmission lines, in Peru 79% and in Bolivia 51%.

As to the telecommunications sector, ISA continues to be the leading carriers' carrier with 56% participation in the national transport market and 42.6% in the Internet transport market.

Strategy

ISA's growth strategy is focused on three types of businesses: investment in assets, aimed at international acquisitions, concessions and interconnections; market promotion to make viable the development of market integration projects; and provision of ancillary services.

In line with its strategy, the Company expects to carry out the above-mentioned businesses in the sectors of energy transport, telecommunications and gas transport in markets such as the Andean Region, Central America, the Southern Common Market (MERCOSUR) and Chile, and North America.

Financial Profile

In 2005, ISA's operating revenues slightly decreased with respect to 2004 to $708,281 million. For the first quarter of 2006, operating revenues totaled $171,272 million, equivalent to 4.8% decrease with respect to same period of 2005.

ISA's operating revenues consist of revenues from energy transmission and connection services (84.8% and 7.8% of total revenues, respectively), revenues from the Energy Control Center (CND) and the Wholesale Energy Market (MEM) (4.2% of total revenues), revenues from *availability* and leasing CFO (0.7% of total revenues) and other revenues (2.4% of total revenues).

For the end of 2005, revenues from energy transmission totaled $600,957, 3.2% above last year. Connection revenues at $55,415 million represent a 5.3% increase with respect to 2004; this growth is explained mainly by the updating of PPI in the 2004-2005 period and by revenues received from expansion of connection in the Caño Limón 230kV substation that were recorded starting on February of 2005. By the end of March of 2006, these revenues amounted to $13,742 million a figure that is 1.7% higher than the corresponding for 2004.

CND and MEM revenues dropped 36.4% during 2005 due to the fact that revenues in 2004 include activities related to CND and MEM during the whole year, while in 2005, only those developed during nine months are recorded and in 2006 no revenues are recorded, all as a consequence of the start of commercial operations of XM as ISA's affiliate.

Operating costs and expenses increased 1.8% in 2005 due to factors such as inflation applied to personal services, increased stamp taxes applied by customers, and studies and preparation costs of bids. On March of 2006, these costs and

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

expenses totaled $74,854 million slightly below those of the corresponding period of 2005.

Revealing the start of commercial operations of XM and corresponding decrease in operating revenues, EBITDA fell 2% during 2005 and 1.7% during the first quarter of 2006 to $478,858 million and $119,987 million, respectively. Without taking into account the effect of XM, EBITDA would be $416,447 million on December of 2005 and EBITDA margin would go from 60% in 2004 to 62% in 2005 to 70% on March of 2006.

Interest expenses exhibit a decreasing trend during the period as a result of a reduction in debt. Between 2004 and 2005 interest expenses decreased 3%, and during the first three months of 2006, 11%. Nevertheless, due to the reduction in EBITDA, between 2004 and 2005 the debt protection indicator EBITDA/interest remained stable at 4.0x and fell to 3.8x for March of 2006. However, considering EBITDA without XM's revenues, the indicator would be 3.6x for 2005.

In 2005, the Company's special revenues amounted to $77,351 million (about three times the amount reported in 2004). These increased revenues are accounted for by better results of subordinates, recoveries from abolition of special pension retirement regimes, and income tax recoveries of year 2004.

Non-operating results have a positive impact on the Company's net results. On December of 2005, ISA posted $187,179 million net income vs. $140,015 million for 2004 (corresponding to 34% increase). Net income for the first quarter of 2006 at $64,380 million is slightly higher than the one for the same period of 2005.

On March 31, 2006, ISA's financial debt was $1,076,620 million, 90.4% of which, including hedging operations, is denominated in local currency and 9.6% in foreign currency. 61% of debt is financed with domestic bonds, 5% with commercial banks, and the remaining 12% by Transelca.

ISA's bond issue carried out in 1998 and two series of the 1999 issue were fully redeemed in January and April of 2006, respectively. The current balance of issues of 1999, 2001 and 2004 is $579,444 million.

Status of Bonds

Issue	Interest Rate	Amount	Maturity Date
Second-1999	DTF+ 2.50%	59,700	2009
Second-1999	IPC+ 10%	30,879	2009
Third - 2001	IPC+ 8.10%	130,000	2011
Fourth - 2004	IPC+ 7.0%	100,000	2011
Fourth - 2004	IPC+ 7.3%	150,000	2016
Fourth - 2004	IPC+ 7.19%	108,865	2019
	TOTAL	579,444	

Source: ISA S,A. ESP

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

According to its expansion plans, the Company will require financing for its investment projects, which could create a reduction in its debt protection measures. The Company is currently analyzing several financing alternatives for its strategic plan, which involves participation in projects and/or companies with activities similar to its own in Latin America. We should highlight that in analyzing such alternatives, ISA's management strictly monitors the preservation of its credit risk profile.

DCR

Duff and Phelps de Colombia, S.A.

Securities Rating Corporation

Colombia

Corporations

Financial Summary - INTERCONEXION ELECTRICA - ISA S.A. E.S.P.
(in millions of pesos)

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

	3M 2006	2005	2004	2003	2002	2001	2000	1999
Financial Indicators								
EBITDA/Financial Interest (X)	4.0	3.8	3.8	3.1	3.2	2.5	2.4	2.4
(EBITDA-Inv. in Fixed Assets)/ Financial Interest (X)	NA	NA	NA	2.9	2.5	1.1	1.6	-0.1
Total Financial Debt/EBITDA (X)	2.2	2.3	2.4	2.9	3.8	3.8	4.4	4.7
Net Financial Debt/EBITDA (X)	2.1	2.1	2.0	2.5	3.7	3.6	4.2	4.6
Total Financial Debt/Capitalization (%)	28.2%	28.7%	30.6%	35.4%	50.0%	51.9%	45.6%	47.6%
Income Statement								
Net Sales	171,272	708,280	712,206	657,148	570,635	537,748	480,705	407,213
Change %	-4.8%	-0.6%	8.4%	15.2%	6.1%	11.9%	18.0%	7.5%
EBITDA	119,987	478,858	488,643	461,394	416,764	386,651	351,324	303,869
EBITDA Margin (%)	70.1%	67.6%	68.6%	70.2%	73.0%	71.9%	73.1%	74.6%
Depreciation and Amortization	23,570	118,093	117,842	134,947	109,672	119,562	118,105	75,961
EBIT	96,417	360,765	370,801	326,447	307,092	267,089	233,219	227,908
Financial Interest	29,860	126,130	129,481	148,646	130,857	155,300	146,227	125,243
Financing Cost - Estimated (%)*	10.9%	11.0%	10.4%	10.2%	8.5%	10.2%	9.7%	9.9%
Net Income	64,380	187,179	140,015	81,453	23,919	101,109	74,197	24,933
Average Return on Equity (%)	9.3%	6.9%	5.5%	4.1%	1.6%	6.2%	4.3%	1.6%
Cash Flow								
Operating Cash Flow	NA	441,491	421,310	427,539	437,204	384,059	375,670	332,166
Working Capital Variation	NA	-1,652	10,614	241,400	-13,230	98,168	-41,872	-19,555
Net Operative Cash Flow	NA	371,957	363,166	621,942	393,572	467,501	324,290	297,073
Capital Investments	NA	-139,994	-22,493	-29,557	-83,880	-222,471	-121,950	-322,449
Fixed Asset Acquisitions and Sales, Net	NA	9,684	-4,269	18	-100,141	-10,511	-13,863	14,082
Other Investments, Net	NA	-3,854	-45,160	-20,940	-28,025	-30,316	0	0
Debt Variation, Net	NA	-117,752	-71,744	-402,300	-220,344	-258,763	-170,688	41,882

Capital Variation, Net	NA	5	415	17,208	113,606	81,328	19,522	0
Dividend Payment	NA	-99,395	-106,731	-56,304	-116,372	-13,694	0	-18,595
Other Financing, Net	NA	-98,654	-73,052	0	0	0	0	0
Cash and Marketable Securities Variation, Net	NA	-78,003	40,132	130,067	-41,584	13,074	37,311	11,993
	NA							
Available Cash Flow	NA	211,082	347,283	524,591	188,797	107,048	41,275	-163,378
Balance Sheet								
Cash and Current Investments	44,859	118,345	196,346	156,214	45,098	86,682	73,608	36,297
Total Assets	4,580,581	4,529,457	4,453,262	4,314,981	2,957,854	2,007,032	3,701,100	3,243,551
Short-term Financial Debt	219,637	230,959	143,871	328,388	300,533	150,871	158,860	223,979
Long-term Financial Debt	856,983	890,192	1,029,251	987,682	1,287,822	1,336,997	1,402,316	1,215,892
Off-Balance Financial Liabilities	0	0	0	0	0	0	0	0
Total Financial Debt	1,076,620	1,121,150	1,173,121	1,316,070	1,588,355	1,487,868	1,561,176	1,439,871
Equity (Inc. Minority Interest)	2,735,841	2,786,702	2,655,900	2,397,107	1,589,876	1,379,102	1,864,117	1,585,266
Capitalization	3,812,461	3,907,852	3,829,021	3,713,177	3,178,231	2,866,970	3,425,293	3,025,137
	-4%							
Liquidity								
Short-term Debt/Total Financial Debt	20.4%	20.6%	12.3%	25.0%	18.9%	10.1%	10.2%	15.6%
Cash and Current Investment/ Short-term Debt (X)	0.2	0.5	1.4	0.5	0.2	0.6	0.5	0.2
EBITDA/(Short-term Debt+Financial Expenses) (X)	1.4	1.3	1.8	0.97	0.97	1.3	1.2	0.9

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 27 pages of a rating by Duff & Phelps de Colombia S.A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



Grupo Empresarial ISA



Energy and Telecommunications

September 2006

GRUPO ISA

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

NOTICE
FUTURE DISCLOSURES

All future disclosures and projections included in this document relate to issues that may involve risks and uncertainties. Factors such as changes in the general economic situation and business conditions, the volatility of exchange and interest rates, economic changes in national and international markets, changes in business strategy, and others, may cause actual results to differ substantially from those revealed in such disclosures.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA ECONOMIC GROUP
Agenda



ISA ECONOMIC GROUP
Who we are

FINANCIAL RESULTS
Financial Results – 2005
Financial Results – 2006

CAPITAL MARKETS

GROWTH STRATEGY

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Who we are





ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Colombian Economic Group with activities in the electric power and telecommunications sectors



GRUPO ISA

2001

ISA

1967

ENERGY

TELECOMMUNICATIONS

ENERGY					TELECOMMUNICATIONS	
TRANSELCA	REP Red de Energía del Perú	ISA Interconexión Eléctrica ISA PERÚ S.A.	ISA BOLIVIA	Los expertos en mercados	Internexa Empresa de ISA	flycom comunicaciones
1998	2002	2002	2003	2005	2001	2002
Energy Transport				Market Operation and Administration	Carrier and Value Added	

2006

TRANSMISSÃO PAULISTA

Consorcio TransMantaro S.A.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

On July 31, 2006, outstanding shares totaled 960,341,683 and shareholders 67,352.


1.83%
10.68%
59.30%
1.87%
0.93%
0.49%
Colombian Government
EPM
EEB
Individuals
Institutional investors
Legal persons
Foreign investment fund
ISA ADR Program

SHAREHOLDERS	NUMBER OF SHARES	%
TRADITIONAL INVESTORS	**689,590,319**	**71.81%**
COLOMBIAN GOVERNMENT	569,472,561	59.30%
EPM	102,582,317	10.68%
EEB	17,535,441	1.83%
PRIVATE INVESTORS	**270,751,364**	**28.19%**
INDIVIDUALS	131,420,780	13.68%
INSTITUTIONAL INVESTORS	107,709,722	11.22%
LEGAL PERSONS	17,983,484	1.87%
FOREIGN INVESTMENT FUNDS	8,919,778	0.93%
ISA ADR PROGRAM	4,717,600	0.49%
TOTAL	**960,341,683**	**100%**

28.19% of stock belongs to private investors.
Shares free float in the Stock Exchange.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

With 35,703 km of lines, the Grupo ISA is present in every country in the Andean Community of Nations and is one of the leading international energy transporters in South America



EPR
1830 km - 2008
EPR
12.5%
Participation in km ≥ 220 kV
ISA
TRANSELCA
84%
UPME 01-02
1000 km - 2006 - 2007
REP
Red de Energía del Perú
ISA
ISA PERÚ S.A.
TransMantaro S.A.
85%
ISA
BOLIVIA
52%
TRANSMISSÃO PAULISTA
10%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

TransMantaro S. A. Project

Consorcio TransMantaro S.A.

Background

- 1997 – Invitation to bid for concession of Mantaro - Socabaya transmission line
- Interconnects the Central-Northern Interconnection System (SICN) and the Southern Interconnection System (SIS).
- February, 1998 – CTM is awarded concession contract
  - ⇨ Signature of BOOT contract
  - ⇨ 33-year term (until February, 2031)
- October 2000 – Transmantaro starts operation of the line.
- The line is operated and maintained by HQI, Peru Branch


REP
Brasil
ISA PERÚ
REP
Bolivia
Océano
Pacífico
TANSMANTARO
Chile

CTM interconnects the Central-Northern Interconnection System **(SICN)** and the Southern Interconnection System **(SIS).**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Proyecto TransMantaro S. A.

Consorcio TransMantaro S.A.

BUSINESS' CURRENT STATUS

- Deal closed with HQI and FSTQ for 85% of the company
- Closing pending until Government authorizations are obtained
- Bid presented for remaining 15% (ETECEN) – August 4
- Deal will be probably concluded by the end of September
- Transition process shared with REP
- Final stock ownership:
  - ISA: 30%
  - Transelca: 30%
  - EEB: 40%
- It becomes a company of the Grupo ISA

TECHNICAL DATA

- 220kV Transmission Line
- 603 km
  - Northern Section, 292 km; connects Cotaruse and Mantaro
  - Southern Section, 311 km; connects Cotaruse and Socabaya
- Substations
  - Mantaro: 2060m above sea level.
  - Cotaruse: 4165m above sea level.
  - Socabaya. 2350m above sea level.
- Altitude:
  - 60% above 3800m
  - Maximum altitude 4985m
- Microwave network

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Proyecto TransMantaro S. A.
Información Financiera

Consorcio TransMantaro S.A.

Income Statement – US$ thousands

	2002	2003	2004	2005
REVENUES	27,280	26,480	27,791	27,277
EBIT	15,540	14,366	15,922	16,430
EBITDA	20,825	19,656	21,218	21,722
PRETAX INCOME	5,507	6,295	14,324	9,509
NET INCOME	3,160	4,269	9,821	6,640

Balance Sheet – US$ thousands

	2002	2003	2004	2005
Current Assets	12,449	7,367	15,970	8,346
Long-term Assets	148,877	144,151	138,553	138,901
TOTAL ASSETS	**161,316**	**151,518**	**154,523**	**147,247**
Current Liabilities	10,724	5,654	5,251	5,219
Long-term Liabilities	89,765	92,810	92,721	90,499
TOTAL LIABILITIES	**100,489**	**98,464**	**97,972**	**95,718**
EQUITY	**60,837**	**53,054**	**56,551**	**51,530**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CTEEP Project

TRANSMISSÃO PAULISTA

Background

- CTEEP was created in 1999 as a spin-off of CESP.
- EPTE was created as a spin-off of Eletropaulo.
- Trasmissão Paulista is the result of the merger of EPTE into CTEEP.
- It is the leading company in the transmission sector in Brazil
- Total length of its grid is 11,800km
- Transmissão Paulista owns 102 substations
    - They use 464 transformers with 38,515 MVA total transformation capacity.
- Major substations: Embu Guaçu (2,837 MVA transformation capacity) and
    - Santo Ângelo (2,355 MVA transformation capacity).


TRANSMISSÃO PAULISTA
Sistema de Transmissão
Transmission System

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CTEEP Project

TRANSMISSÃO PAULISTA

BUSINESS CURRENT STATUS

1. Acquisition of controlling participation (June 28, 2006):
   - Auction of controlling participation (State of São Paulo)
   - Equivalent to 50.1% of common shares (21% of total capital).
2. Offer to employees (July and August of 2006):
   - 10% of total stock (common and preferred shares)
   - New controlling shareholder must purchase shares not acquired by employees
3. Tag Along (July – November of 2006):
   - New controlling shareholder must conduct a Public Offer to Acquire
   - Common shares at 80% of auction price.

TECHNICAL DATA

- 11,800 km of transmission lines
- 18,300 km of transmission circuits
- 102 substations
- 38,515 MVA transformation capacity
- 464 transformers
- 70 reactors
- 177 telecommunications stations
- 1,800 km optic fiber
- 3 Regional Operation Centers
- 1 System Operation Center

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CTEEP Project
Financial Information

TRANSMISSÃO PAULISTA

	2002	2003	2004	2005
Gross Revenues	**262,304**	**296,398**	**397,107**	**542,749**
RPG	-6,571	-7,923	-10,741	-13,314
PIS (tax on revenues) and COFINS(tax	-9,731	-12,743	-10,918	-34,034
ANEEL/ONS escrow deposits	-1,200	-907	-5,413	-18,865
ISSQN (service tax)	-38	-35	-57	-98
Net Revenues	**244,764**	**274,790**	**369,979**	**476,438**
Personnel Expenses	-104,215	-104,956	-111,023	-138,248
Operating Expenses	-33,057	-39,545	-45,324	-64,595
Provisions	-11,127	-9,897	-15,302	-15,412
EBITDA	**96,365**	**120,392**	**198,330**	**258,183**
Depreciation	-55,022	-52,285	-56,264	-69,619
EBIT	**41,343**	**68,108**	**142,065**	**188,564**
Financial Revenues	47,447	40,067	41,324	69,322
Financial Expenses	-25,706	-15,719	-14,247	-11,726
Interest on Capital	-46,535	-47,952	-25,642	98,367
Special Earnings	-681	-2,180	1,988	-520
EBT	**15,869**	**42,323**	**145,489**	**147,274**
Taxes	-5,021	-17,858	-51,888	-53,194
Reversal of Interest on Capital	46,535	47,952	25,642	98,367
Net Earnings	**57,382**	**72,418**	**119,243**	**192,446**

Thousands of US Dollars

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CTEEP Project
Financial Information

TRANSMISSÃO PAULISTA

ASSETS	2002	2003	2004	2005
Current Assets	**158,907**	**209,471**	**300,713**	**412,577**
Cash and banks	106,271	110,050	205,001	292,712
Customers	26,527	40,320	53,293	65,622
Other	26,109	59,102	42,419	54,242
Non-Current Assets				
Long-term Assets	**77,316**	**98,422**	**126,270**	**165,175**
Accounts receivable	43,477	49,605	44,329	47,454
Other	33,838	48,818	81,941	117,721
Permanent Assets	**972,356**	**1,201,177**	**1,318,611**	**1,548,505**
Investments	1,202	1,470	1,600	-
Fixed Assets	971,154	1,199,707	1,317,012	1,548,505
Total Assets	**1,208,579**	**1,509,070**	**1,745,594**	**2,126,257**

Thousands of US Dollars

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CTEEP Project
Financial Information

TRANSMISSÃO PAULISTA

LIABILITIES	2002	2003	2004	2005
Current Liabilities	**75,766**	**90,838**	**99,145**	**197,113**
Financial Liabilities	21,178	20,877	22,011	8,226
Suppliers	7,272	8,943	14,994	47,941
Taxes	7,419	10,774	20,643	30,105
Dividends	16,608	25,120	16,732	77,502
Other	23,287	25,124	24,765	33,340
Long-term Liabilities	**136,927**	**181,251**	**203,224**	**243,267**
Provisions	41,062	73,693	96,256	125,187
Related Parties	55,528	71,356	83,266	96,141
Other	40,337	36,202	23,703	21,939
Results from Future Fiscal Years	**47,682**	**52,434**	**50,673**	**50,207**
Own Resources	**948,205**	**1,184,547**	**1,392,552**	**1,635,670**
Capital	130,786	159,950	174,103	197,444
Capital Reserve	734,051	897,741	976,825	1,108,182
Other Reserves	37,559	49,169	59,515	76,881
Accrued Benefits	45,809	77,687	181,758	253,163
Total Liabilities	**1,208,579**	**1,509,070**	**1,745,594**	**2,126,257**

Thousands of US Dollars

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Grupo ISA, Transmission Infrastructure

	ISA	TRANSELCA	REP Red de Energía del Perú	ISA PERÚ S.A.	ISA BOLIVIA	TransMantaro S.A.	TRANSMISSÃO PAULISTA	GRUPO ISA
Substations	46	12	45	6	5	3	102	219
MVA	10,105	2,820	1,641	235	255	300	38,515	53,871
MVAR	2,285	80	218	8	-	505	3,669	6,765
Km 345 -500 kV	1,449	-	-	-	-	-	6,849	8,298
Km 220-230 kV	7,367	1,517	4,137	262	588	603	1,412	15,887
Km <220 kV	124	14	1,243	131	-	-	10,005	11,517
Total km	**8,941**	**1,531**	**5,380**	**393**	**588**	**603**	**18,266**	**35,703**

ANA LUCIA URIBE
Traductora Oficial
Resolución Ministerio 3137
Noviembre 20 de 1989

Grupo ISA - Most reliable telecommunications network in Colombia; national and international Carrier of Carriers; first specialized wireless broadband operator in the country


PANAMÁ
VENEZUELA
ECUADOR

4,267km fiber optic network, National Microwave Network, Satellite Network and LMDS Network

International connections:
Arcos and Maya Cables and Colombia-Ecuador interconnection.

Market Share

Carrier Service (Internexa)

	2005	2004
National:	56.0%	47.9%
Internet:	42.6%	27.4%

Value-Added Service (flycom comunicaciones)

2005	2004
1.82%	1.4%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA, operator and administrator of the Colombian market and international electricity transactions (TIE) with Ecuador


ANDEAN REGION
(Colombia - Ecuador)
TIE Scheme
Since 2003
Coordinated Dispatch
Apr. 03 - Jun. 05
115 GWh
3.4 US$MM
TIEs with Ecuador: Growing trend in energy exports
Apr. 03 - Jun. 05
3,608 GWh
288.5 US$MM

BENEFITS

Colombia	- Reduction in end user's tariff for congestion rents to cover constraints - Support to social energy fund - Emergency demand satisfaction
Ecuador	- Reduction in end user's tariff for decrease in marginal cost - Savings in fuel consumption

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FINANCIAL RESULTS





Grupo Empresarial ISA
A sound financial structure

Consolidated Income Statement



Mill. US$
289
264
363
449
471
197
182
246
293
307
42
3
30
59
88
Millions of $
1.200.000
1.000.000
800.000
600.000
400.000
200.000
0
14,2%
33,3%
6,4%
0,4%
662.251
756.297
1.008.377
1.072.581
1.076.495
68,0%
69,0%
68,0%
65,7%
65,0%
452.196
521.197
688.573
705.095
700.049
95.272
-91,3%
8.274
903,2%
83.001
70,7%
141.676
41,3%
200.258
2001
2002
2003
2004
2005
2001
2002
2003
2004
2005
2001
2002
2003
2004
2005
OPERATING REVENUES
EBITDA AND MARGIN
NET INCOME

The Group maintains its operating strenght and wide margins

Net Income grew by 41.3%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Grupo Empresarial ISA
A sound financial structure

Consolidated Balance Sheet



Mill. US$ 1.764 1.885 1.974 2.319 2.571 819 950 992 1.079 1.188 874 800 858 1.106 1.220
Millions of $
7.000.000
6.000.000
5.000.000
4.000.000
3.000.000
2.000.000
1.000.000
0
32,2%
2,6%
1,1%
6,0%
44,9%
1,3%
-6,5%
5,2%
14,5%
3,9%
10,9%
5,4%
8%
14%
14%
12%
13%
4.042.006
5.342.957
5.482.892
5.542.341
5.873.043
1.877.393
2.720.848
2.757.058
2.578.435
2.712.415
2.002.155
2.292.654
2.382.591
2.643.173
2.786.230
2001 2002 2003 2004 2005 2001 2002 2003 2004 2005 2001 2002 2003 2004 2005
ASSETS
LIABILITIES
EQUITY AND MINORITY INTEREST

ANA LUCIA
Traductora Oficial
Resolución Minjusticia
Noviembre 20 de 1989

Financial Results - July 2006
Income Statement

INCOME STATEMENT	ISA HOLDING			ISA GROUP		
	July 06	July 05	%	July 06	July 05	%
Operating Revenues	408,531	421,337	-3%	675,193	623,665	8%
Operating Expenses	181,197	196,719	-8%	351,230	331,795	6%
Operating Income	227,334	224,618	1%	323,963	291,870	11%
Non Operating Loss	-45,001	-64,365	-30%	-107,801	-111,410	-3%
Income Before Taxes	182,323	160,253	14%	216,162	180,460	20%
Income Taxes	15,040	40,298	-63%	30,725	52,504	-41%
Net Income	167,293	119,954	39%	167,292	119,929	39%
EBITDA	291,447	297,566	-2%	452,043	417,771	8%
Ebitda Margin(%)	71%	71%		67%	67%	
Operating Margin(%)	56%	53%		48%	47%	
Net Margin(%)	41%	28%		25%	19%	

Millions of Pesos

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Financial Results - July 2006
Income Statement

OPERATING REVENUES		ISA GROUP	
Operating Revenues By Company		ISA Colombia	59%
		REP	13%
		Transelca	12%
		XM	4%
		ISA Bolivia	2%
		ISA Perú	2%
	Energy		92%
Operating Revenues By Company		Internexa	7%
		Flycom	1%
	Telecommunications		8%
	Total Operating Revenues		100%

EBITDA Margin		ISA GROUP	
Margin By Company		ISA Colombia	71%
		REP	69%
		Transelca	67%
		XM	34%
		ISA Bolivia	77%
		ISA Perú	93%
	Energy		69%
Margin By Company		Internexa	49%
		Flycom	-17%
	Telecommunications		39%
	Total Margin EBITDA		67%

OPERATING EXPENSES		ISA GROUP	
Operating Expenses By Company		ISA Colombia	50%
		REP	13%
		Transelca	14%
		XM	6%
		ISA Bolivia	2%
		ISA Perú	1%
	Energy		87%
Operating Expenses By Company		Internexa	9%
		Flycom	4%
	Telecommunications		13%
	Total Operating Expenses		100%

EBITDA		ISA GROUP	
EBITDA by Company		ISA Colombia	63%
		REP	13%
		Transelca	12%
		XM	2%
		ISA Bolivia	2%
		ISA Perú	3%
	Energy		95%
EBITDA by Company		Internexa	5%
		Flycom	0%
	Telecommunications		5%
	Total EBITDA		100%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Financial Results - July 2006
Balance Sheet

BALANCE SHEET (USD mln)	ISA HOLDING July 06	ISA HOLDING Dec 05	ISA HOLDING %	ISA GROUP July 06	ISA GROUP Dec 05	ISA GROUP %
Total Assets	6,078,919	4,529,457	34%	7,573,932	5,873,043	29%
Total Liabilities	3,240,169	1,742,756	86%	4,393,821	2,712,415	62%
Minority Interest				342,029	374,398	-9%
Equity	2,838,750	2,786,702	2%	2,838,082	2,786,230	2%
Leverange (%)	53%	38%		58%	46%	

Millions of Pesos

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Financial Results - July 2006
Debt Breakdown

DEBT	ISA HOLDING July 06	ISA HOLDING %	ISA GROUP July 06	ISA GROUP %	CTEEP
BY TERM					
Short Term	1,120,669	43%	1,180,671	35%	→ $849.100
Long Term	1,482,537	57%	2,228,735	65%	→ $485.200
	2,603,206	100%	3,409,406	100%	$1.334.300
BY OBLIGATION					
Bond	705,652	27%	1,146,733	34%	
Liabilities			2,262,673	66%	Equivale USD 550 (TRM:2.426)
External	1,640,390		3,409,406	100%	
Local	144,638				
Other	112,527				
	1,897,555	73%			

Millions of Pesos

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Projected Results - December 2006
Grupo ISA, including CTEEP

INCOME STATEMENT	ISA GROUP PROJECTIONS		
	ISA GROUP	ISA+CTEEP	%
Operating Revenues	1,224,410	2,537,391	107%
Operating Expenses	-415,275	-1,045,799	152%
Operating Income	573,334	520,738	-9%
Ebitda	809,135	1,491,592	84%
Non Operating Loss	269,123	-293,426	-209%
Income Before Taxes	304,211	227,312	-25%
Income Taxes	52,805	120,830	129%
Net Income	233,690	191,250	-18%

BALANCE SHEET	ISA GROUP PROJECTIONS		
	ISA GROUP	ISA+CTEEP	%
Total Assets	6,548,741	12,451,938	90%
Total Liabilities	3,272,811	6,532,244	100%
Minority Interest	370,768	3,056,972	724%
Equity	2,905,162	2,862,722	-1%

Millions of Pesos

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INDICATORS required to comply with financial commitments and have access to the capital markets


5.0
4.5
4.0
3.5
3.0
2.5
2.0
EBITDA / Interests
Goal >= 2.5
2004
2005
2006


35%
34%
33%
32%
31%
30%
29%
Level of Financial Liabilities
2004
2005
2006

Cash flow surpluses and additional indebtedness capacity allow the Group to carry on with its strategy for growth, complying with the indicators required by rating agencies and lenders.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Grupo Empresarial ISA, CAPITAL MARKETS





ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 19

Capital markets, key factor for strategy development

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Future
Bonds Issue and Underwriting			Colombia AAA				Affiliates AAA		Dutch Auction			144 A
Shares Issue and Underwriting					ISA Democratization – 23.72% of shares held by 90,000 Colombians				Deposit of Level I ADRs in New York			Level III ADRs
Hedging operations		Short-term Forward (US$ 542 million)					Long-term swap	Commodities				
International Project Finance						ISA Perú (US$ 40.5 million)			ISA Bolivia (US$ 54 million)			
Syndicated Loan											CTEEP ABN-JP MORGAN (US$ 550 million)	

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Credit ratings

ISA, TRANSELCA and REP hold the highest credit risk rating in their countries: AAA

•Duff & Phelps upholds AAA rating, this time with a negative perspective, due to indebtedness contracted for acquisition of CTEEP

Domestic Credit Risk Rating	**AAA** **Duff & Phelps de Colombia S.A.**
	For ISA's* and TRANSELCA's domestic debt bond issues
	AAA
	For REP's bond issues in the Peruvian capital market
International Rating	**BB** **Standard & Poor's**
	ISA's credit risk rating** is the same as the Nation's – Sovereign ceiling

This rating reflects:
- A competitive position
- Revenue diversification
- High Corporate Governance standards
- Good financial performance
- Financial soundness

** Special revision with negative implications after acquisition of 50.1% of CTEEP's common shares.

ANA LUCIA [illegible]
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA's Stock in the Capital Market
Common Shares

2003


ISA
IGBC
90%
60%
30%
0%
-30%
Yield
(Appreciation)
41,4%
-1,4%
Ene-03
Feb-03
Mar-03
Abr-03
May-03
Jun-03
Jul-03
Ago-03
Sep-03
Oct-03
Nov-03
Dic-03

2004


ISA
IGBC
120%
90%
60%
30%
0%
-30%
Yield
(Appreciation)
110,0%
86,0%
Ene-04
Feb-04
Mar-04
Abr-04
May-04
Jun-04
Jul-04
Ago-04
Sep-04
Oct-04
Nov-04
Dic-04

2005


ISA
IGBC
180%
150%
120%
90%
60%
30%
0%
-30%
Yield
(Appreciation)
170,3%
118,9%
Ene-05
Feb-05
Mar-05
Abr-05
May-05
Jun-05
Jul-05
Ago-05
Sep-05
Oct-05
Nov-05
Dic-05

2006


ISA
IGBC
80%
50%
20%
-10%
-40%
Yield
(Appreciation)
-7.81%
-12.92%
Sep 12, 2006
Ene-06
Feb-06
Mar-06
Abr-06
May-06
Jun-06
Jul-06
Ago-06
Sep-06

On April 5, 2006, ISA's stock reached its historical maximum price – $6,180. Appreciation 2000 – 2005: 564%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA's Stock in the Capital Market
ADR Level I


ADR movements Sept 2005 – Sep 2006
ADRs bought and sold
Accumulated ADRs
9,000
6,000
3,000
0
200,000
150,000
100,000
50,000
0
6,000
2,172
4,148
100
3,500
3,680
7,000
2,600
5,300
1,390
Sep/2005
Oct/2005
Nov/2005
Dic/2005
Ene/2006
Feb/2006
Mar/2006
Abr/2006
May/2006
Jun/2006
Jul/2006
Ago/2006
Sep/2006
Compra ADR's
Venta ADR's
Saldo ADR's


240
220
200
180
160
140
120
100
80
ADRs' Price
S&P 500
ADR's Bank of NY Index

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Growth and markets

Grupo ISA:
From national interconnection to energy and telecommunications international transport.





ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Domestic growth limitations demanded search for new opportunities



- Power sector restructuring
- Risk diversification (telecommunications and related)
- International experience in similar power companies
- Regional integration of energy markets

Our growth strategy,
the means to avail of new opportunities


GRUPO
ISA

Sectors

- Energy transport
- Telecommunications
- Gas transport

Business types

- Investment in assets
- Market promotion
- Service delivery

Target markets

- Andean Region
- Central America
- Mercosur and Chile
- North America

Business opportunities



Telco Copey - Cuestecitas
Colombia - Panama Interconnection
Expansion Plan 2006
ECOGAS Participation
ANEEL Expansion Plan 2006
CTEEP
Telco Quito-Machala
Peru - Ecuador Interconnection Reinforcement
ETESELVA
TRANSMANTARO
Tarija-Punutuma Cochabamba-La Paz Line
Peru Expansion 2005 - 2006 (REP - 4 Proj.)
Telco Lima - Tumbes Lima - Arequipa
Peru – Bolivia Interconnection
Telco Peru - Bolivia
GRUPO ISA
Telecommunications
Gas
Energy

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

GRUPO

ISA

Attacks to Electric Infrastructure

Torres Afectadas ISA's
2001 – Julio 2006

YEAR	Total towers damaged/destroyed	Total towers repaired	Towers pending repair (accumulated)	Recovery cost (US dollars)	% over revenues	% over ISA's towers
1999	179	52	128	5	1.90%	1.50%
2000	281	349	60	12	5.40%	2.34%
2001	194	179	75	10	4.40%	1.46%
2002	258	196	135	10	5.20%	1.96%
2003	209	329	13	4	1.70%	1.61%
2004	80	85	6	5	1.60%	0.59%
2005	122	117	12	6	1.80%	0.95%
2006	94	97	8	6		0.71%
TOTAL	1417	1404		57		

Affected towers	Number	Value	Total US$
230 kV S	8	US$ 25	US$ 200
	8	TOTAL	US$ 200

In 2004 and 2005, attacks to electric infrastructure reduced remarkably in comparison to historic levels.

ANA LUCIA URIBE
~~Traductora Oficial~~
Resolución Minjusticia 3157
Noviembre 20 de 1989

Attacks to Electric Infrastructure


ISA
OTROS
TOTAL
600
500
400
300
200
100
0
194
88
282
258
225
483
209
120
329
80
47
127
122
104
226
94
60
154
2001
2002
2003
2004
2005
Jul-06

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 39 pages of a presentation regarding ISA's investments.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED

PRESS RELEASE

With a US$17,700,000 bid, the Consortium ISA – Empresa de Energia de Bogota was allocated in Lima 15% of the shares held by the Peruvian Government in Consorcio Transmantaro S.A. This operation shall materialize once all necessary governmental approvals are obtained in Peru.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a press release regarding acquisition of shares of Consorcio Transmantaro S. A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

RECEIVED
2006 NOV 27 P 12:47

In regular meeting 639 of August 3, 2006, the Board of Directors of Interconexión Eléctrica S.A. E.S.P. decided to thwart the dissolution event of its affiliate Flycom Comunicaciones S.A. E.S.P. by capitalizing the amounts due to ISA by this company.

At the Stockholders' Special Meeting of Flycom Comunicaciones S.A. E.S.P., shareholders approved $40,617.5 million capitalization in order to thwart such dissolution event.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding a decision by Flycom's shareholders.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

Ana Lucia Uribe de R.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

The State of Sao Paulo has concluded the second stage of the sale process of its controlling stake in CTEEP by offering 10% of capital stock to the company's employees until August of 2006. Regarding the remaining balance, ISA Capital do Brasil purchased from the State of Sao Paulo 10,021,687 common shares for R$229,548.69 distributed as follows: 9,020,511 shares at R$24.11 per one thousand shares and 1,001,176 shares at R$ 12.05 per one thousand shares.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding acquisition of common shares by ISA Capital do Brasil.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

With respect to publications made by ISA on September 15th and 18th regarding changes in its stock ownership of some of its affiliates, we want to add as follows:

- As a result of the capitalization of the $40,617.5 million due to ISA by FLYCOM made in order to thwart a dissolution event, ISA's participation in said affiliate increased to 96.38%.
- With the awarding of 15% of shares belonging to Etecen, the consortium ISA (60%) - Empresa de Energía de Bogotá (40%) has already completed purchase of 100% of stock ownership of TRANSMANTARO S.A. This transaction is subject to authorization by the Government of Peru.
- As a consequence of acquisition by ISA Capital do Brasil from the State of Sao Paulo of 10,021,687 common shares, participation increased to 50.116% of the company's common stock and to 21.0014% of capital stock.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding ISA's shareholding in its affiliates.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

REPORT SUBMITTED TO COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

ISA

Press Release

RECEIVED
2005 NOV 27 P 12: 47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNDERWRITING OF ISA'S $110,000 MILLION BOND ISSUE

- Transaction saw 2.17 over demand
- Ratification of investors' trust in the Company

Today, through auction at the Colombian Stock Exchange, Interconexión Eléctrica S.A. E.S.P. - ISA underwrote a 7-year $110,000-million bond issue maturing on September 21, 2013

The auction rate was 4.84% over CPI and total demanded at $239,010 million equaled 2.17 times over demand

Placement took place under the Dutch auction mechanism at the Colombian Stock Exchange with Corficolombiana (63.5%) and Correval (36.5%). as underwriters.

Today's is the fifth tranche of ISA's $850,000-million Bond Issue and Underwriting Program of which $587,365 million have already been issued to date:

February 20, 2004:	$100,000 million
February 20, 2004:	$150,000 million
December 07, 2004:	$108,865 million

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

April 07, 2006:	$118,500 million
September 21, 2006:	$110,000 million

This is a fully dematerialized program; Depósito Centralizado de Valores de Colombia – DECEVAL S.A. is in charge of the custody and administration of the issue, and Fiduvalle S.A. acts as the bondholders' legal representative.

Funds obtained will be earmarked for cash flow and investment operations.

ISA's Bond Issue and Underwriting Program has been rated AAA – negative perspective by Duff & Phelps de Colombia S.A. as agreed in meeting of July 7, 2006; such a rating means issues of the highest credit quality with virtually non-existent risk factors.

Investing more in Life. ISA, Energy and Telecommunications

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding underwriting of ISA's bonds.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

The Ministry of Finance and Public Credit by Resolution No. 3509 of September 25, 2006 approved contracting by ISA of internal loans with Banco Bilbao Vizcaya Argentaria (BBVA) up to $100 billion, and with Banco Davivienda up to $22 billion.

The loans will be amortized in two years after the first disbursement, including a grace period of 12 months. Their funds will be used to finance the investment plan and cash flow.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding approval to ISA for contracting loans.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2006 NOV 27 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ISA SHAREHOLDERS RECEIVE THIRD DIVIDEND PAYMENT

October 19, 2006

Today, October 19, ISA shareholders will receive the third of four scheduled payments, thus complying with the decisions of the Stockholders' Meeting held on March 27, 2006 that approved a $120-per-share dividend payable in four quarterly installments of $30 per share.

The dividend will be paid as follows

SHAREHOLDER	NUMBER OF SHARES	% PARTICIPATION	TOTAL DIVIDEND PAYABLE (4 INSTALLMENTS)	PAYMENT OCTOBER 19, 2006
The Nation	569,472,561	59.299	68,336,707,320	17,084,176,830
EPM	102,582,317	10.682	12,309,878,040	3,077,469,510
EEB	17,535,441	1.826	2,104,252,920	526,063,230
Other Shareholders	270,751,364	28.193	32,490,163,680	8,122,540,920
TOTAL	**960,341,683**	**100**	**115,241,001,960**	**28,810,250,490**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Who can claim dividends?

On coming October 19, dividends will be paid to any shareholder appearing as holder of shares on October 3, 2005, that is, before the ex-dividend period (period of time between the dividend payment date decreed and the immediately preceding ten (10) stock exchange business days). In the current case, ex-dividend period starts on October 4 and ends on October 18, 2006

INVESTING MORE IN LIFE

ISA – ENERGY AND TELECOMMUNICATIONS

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding payment of dividends by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

According to commitments acquired with Edital SF/001/2006 of June 28, 2006, ISA, through its affiliate ISA Capital do Brasil S. A., must conduct a public offer to acquire voting shares held by all other shareholders of CTEEP at a minimum price of 80% of the amount paid for voting shares as provided in article 254-A of Federal Law 6404 of December 15,1975 and in Instruction CVM No. 361 of March 5, 2002. Talks with potential partners to carry out the transaction are currently under way, a fact that does not imply losing the company's control

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding ISA's Public Offer to Acquire Shares.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA'S EARNINGS UP 29% ON SEPTEMBER 30

RECEIVED

The figure exceeds by 18% the period's budget.

For the end of September, ISA's earnings at $182,900 million represent 29% increase with respect to $141,401 million a year earlier. The figure corresponds to 34.5% net margin and is in line with the Company's growing trend in financial results and strengthened indicators.

Operating earnings for September, at $295,711 million, correspond to 4.8% increase over same period of last year, 55.8% operating margin (52.4% on September of 2005) and 70.9% EBITDA margin (69.4% on September of 2005). These figures are the result of $530,371 million operating revenues (1.4% less than a year ago) and $234,661 million operating expenses (8.4% less than a year ago), variations that are in turn explained by the fact that, a year ago, ISA included in its results the activities of operation and administration of the energy market that are today carried out by its affiliate XM Compañía de Expertos en Mercados.

Non-operating results dropped $8,260 million from $-88,295 million on September of 2005 to $-96,555 million on September of 2006 as a result of the behavior of the exchange difference and increased financial expenses from higher debt.

The increase in net income is explained by the 69.0% decrease in income tax provision from $52,364 million in September of 2005 to $16,255 million in September of 2006, resulting from the benefit of a special deduction for investment in assets and higher recognition of debit deferred tax.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INCOME STATEMENT

	ACTUAL SEP 2006	PLAN SEP 2006	VARIATION ACTUAL-PLAN $	VARIATION ACTUAL-PLAN %	ACTUAL SEP 2005	VARIATION ACTUAL - ACTUAL $	VARIATION ACTUAL - ACTUAL %
OPERATING REVENUES	530,371	519,077	11,294	2.2%	538,134	(7,763)	-1.4%
OPERATING EXPENSES	234,661	236,219	(1,558)	-0.7%	256,074	(21,414)	-8.4%
GROSS OPERATING PRODUCT	295,711	282,858	12,853	4.5%	282,060	13,651	4.8%
NON-OPERATING REVENUES	232,893	33,910	198,983	586.8%	86,797	146,096	168.3%
NON-OPERATING EXPENSES	329,448	136,777	192,671	140.9%	175,092	154,357	88.2%
GROSS NON-	(96,555)	(102,867)	6,312	-6.1%	(88,295)	(8,261)	9.4%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

OPERATING PRODUCT							
PRETAX INCOME	199,155	179,991	19,165	10.6%	193,765	5,390	2.8%
Income Tax Provision	16,255	25,446	(9,191)	-36.1%	52,364	(36,109)	-69.0%
RESULTS OF THE PERIOD	182,900	154,545	28,356	18.3%	141,401	41,499	29.3%

Millions of pesos

BALANCE SHEET

The 38.2% increase in assets is explained by the US$320 million rise in accounts receivable from ISA Capital Do Brasil and the US$230 contribution to the same corporation for the investment in Transmissão de Energía Eléctrica Paulista (CTEEP), whose control was obtained through acquisition of 50.1% of common shares (21.05% of total). Additionally, there was an important increase in constructions in progress due to the construction of a power corridor between the Central and Atlantic Coast regions in Colombia (UPME Projects)

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

	Sep- 06	Dec- 05	VARIATION $	VARIATION %
TOTAL ASSETS	6,258,710	4,529,457	1,729,253	38.2%
TOTAL LIABILITIES	3,374,339	1,742,756	1,631,583	93.6%
TOTAL EQUITY	2,884,371	2,786,702	97,670	3.5%

Millions of pesos

At $3,374,339 million, the Company's liabilities on September of 2006 represent 93.6% increase versus last year, a fact that is explained by the loans contracted for the investment in Brazil and dividends payable as approved by the Stockholders' Meeting.

Equity for September totaled $2,884,371 million, 3.5% higher than in 2005, as a result of the period earnings and the reclassification of the dividends payable account.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 4 pages of a report on ISA's results.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 31, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

0020-2

Ms
JEANNETTE FORIGUA ROJAS
Delegate for Supervisory
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Subject: Information regarding placement of securities as on July, 2006

Dear Ms. Jeannette:

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the July 2006 monthly report for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. César Cortés Ramírez -Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 – 1210 – 9999

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: JULY** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand Convert. Bonds [ ] Opt Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $98.286.891.094
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $98,286,891,094
(7) **PLACEMENT TERM** INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2009

II. **PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH: $______ (9) TOTAL ACCRUED OUTSTANDING: $98,286,891,094

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: JULY** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand Convert. Bonds [ ] Opt Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $130,000,000,000
SERIES ISSUED: 1
NOMINAL VALUE: $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 7 2001 (D M Y) ENDING DATE 16 7 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIERREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: MONTH: JULY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100,000,000,000 NOMINAL VALUE $100,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2011 (D M Y)

II. **PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P.
GENERAL MANAGER

SIGNATURE

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR

SIGNATURE
T.P. 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: JULY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand Convert. Bonds [ ] Opt Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $150,000,000,000
SERIES ISSUED: 1
NOMINAL VALUE: $150,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JULY** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108,865,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $108,865,000,000

SERIES ISSUED: 1
NOMINAL VALUE: $108,865,000,000

(7) **PLACEMENT TERM** INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108,865,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

DATE OF REPORT: **MONTH: JULY** **YEAR: 2006**

PUBLICATION OF PUBLIC OFFERING NOTICE
DAY 05 MONTH 04 YEAR 2006

SUPERVALORES RESOLUTION No 0205 MONTH APRIL YEAR: 2006

REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

NATURE OF SECURITY ISSUED: [ ] [ ] Negotiable instrument [ ] Mixed Securities [ ]

TOTAL ISSUED $118.500.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $118.500.000.000
SERIES ISSUED 1
NOMINAL VALUE $118.500.000.000
PLACEMENT TERM INITIAL DATE 7 4 2006 (D M Y) ENDING DATE 7 4 2026 (D M Y)

II.

PLACEMENT INFORMATION

AMOUNT PLACED IN THE MONTH:

TOTAL ACCRUED OUTSTANDING: $118.500.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	*AMOUNT $*	*TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	*% PLACED*	*% PENDING*	*DATE OF NOTICE (D/M/Y)*
TOTAL							

DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	**PLACED $**	**BUYERS**	**PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
TOTAL		**TOTAL**	

JAVIER G. GUTIERREZ P.
GENERAL MANAGER

SIGNATURE

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR

SIGNATURE
T.P. 98164-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

RECEIVED

0020-2

Ms
JEANNETTE FORIGUA ROJAS
Delegate for Supervisory
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Subject: Information regarding placement of securities as on August, 2006

Dear Ms. Jeannette:

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the August 2006 monthly report for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. César Cortés Ramírez -Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 - 1210 - 9999

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: AUGUST** **YEAR: 2006**

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $98,286,891,094
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $98,286,891,094
(7) **PLACEMENT TERM** INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $______ (9) TOTAL ACCRUED OUTSTANDING: $98,286,891,094

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIERG. GUTIÉRREZ P.
(20) **GENERAL MANAGER** **SIGNATURE**

CARLOS ENRIQUE GORDILLO B.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 33537-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: AUGUST** **YEAR: 2006**

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand Convert. Bonds [ ] Opt Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $ 130.000.000.000

(7) **PLACEMENT TERM** INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIERG. GUTIÉRREZ P.
(20) **GENERAL MANAGER** **SIGNATURE**

CARLOS ENRIQUE GORDILLO B.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 33537-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: AUGUST** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand Convert. Bonds [ ] Opt Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100,000,000,000 NOMINAL VALUE $100,000,000,000
(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIERG. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

CARLOS ENRIQUE GORDILLO B.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 33537-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: AUGUST** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand Convert. Bonds [ ] Opt Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $150,000,000,000
SERIES ISSUED 1
NOMINAL VALUE $150,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II. **PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIERG. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

CARLOS ENRIQUE GORDILLO B.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: AUGUST YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand Convert. Bonds [ ] Opt Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108,865,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $108,865,000,000
SERIES ISSUED: 1
NOMINAL VALUE: $108,865,000,000

(7) PLACEMENT TERM INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108,865,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIERG. GUTIÉRREZ P.
(20) GENERAL MANAGER

SIGNATURE

CARLOS ENRIQUE GORDILLO B.
INDEPENDENT AUDITOR

SIGNATURE
T.P. 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

DATE OF REPORT: **MONTH: AUGUST** **YEAR: 2006**

SUPERVALORES RESOLUTION No 0205 MONTH APRIL YEAR: 2006

PUBLICATION OF PUBLIC OFFERING NOTICE
DAY 05 MONTH 04 YEAR 2006

REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt Convert Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Securities [ ] [ ] Mixed

TOTAL ISSUED $118.500.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $118.500.000.000

SERIES ISSUED	1			
NOMINAL VALUE	$118.500.000.000			

PLACEMENT TERM INITIAL DATE 7 / 4 / 2006 (D M Y) ENDING DATE 7 / 4 / 2026 (D M Y)

II.

PLACEMENT INFORMATION

AMOUNT PLACED IN THE MONTH: TOTAL ACCRUED OUTSTANDING: $118.500.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	AMOUNT $	TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	% PLACED	% PENDING	DATE OF NOTICE (D/M/Y)
TOTAL							

DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	PLACED $	BUYERS	PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
TOTAL		**TOTAL**	

JAVIERG. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

CARLOS ENRIQUE GORDILLO B.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 33537-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, today Financial Superintendency of Colombia, we are attaching seven (7) filled-out forms corresponding to the monthly report as of September 2006 for each issue of ISA's securities currently outstanding in the primary market.

We also attach certifications on the funds received by Interconexión Eléctrica S.A. E.S.P. through underwriting of Batch One, Tranche Five of the Bond Program carried out on September 21, 2006, issued by the Company's legal representative and statutory auditor.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIÉRREZ P.
General Manager

Copy: 0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$200,737					
Amount Issued (Millions):	$98,287					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Abr-1999	13-Abr-2009	12-Abr-1999	285	11-Abr-1999
Nominal Value:	$98,287					

Series Issued: 4

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ______

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: SEPTEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: SANDRA LILIANA ROMERO B.
T.P.: 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: SEPTEMBER OF 2006

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: ___________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ___________________________
STATUTORY AUDITOR
NAME: SANDRA LILIANA ROMERO B.
T.P.: 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$100,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$100,000	20-Feb-2004	20-Feb-2011	19-Feb-2004	205	18-Feb-2004
Issue Year:	2004					
No. Titels Issued:	1					
Nominal Value:	$100,000					
Series Issued:	2					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,000 On month of: SEPTEMBER OF 2006

Comments: ____________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ____________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA LILIANA ROMERO B.
T.P.: 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $150,000
Amount Issued (Millions): $150,000
Issue Year: 2004
No. Titels Issued: 1
Nominal Value: $150,000
Series Issued: 2

Placement Term: Initial (D/M/Y)	Placement Term: Ending (D/M/Y)	Publ. 1st. Offer Notice: Date (D/M/Y)	Resolution of Approval: Number	Resolution of Approval: Date
20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ______________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 150,000 On month of: SEPTEMBER OF 2006

Comments: ______________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA LILIANA ROMERO B.
T.P.: 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$108.865					
Amount Issued (Millions):	$108.865					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	07-Dic-2004	07-Dic-2019	06-Dic-2004	205	18-Feb-2004
Nominal Value:	$108.865					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 108.865 On month of: SEPTEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millions)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________

LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________

STATUTORY AUDITOR
NAME: SANDRA LILIANA ROMERO B.
T.P.: 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$118,500					
Amount Issued (Millions):	$118,500					
Issue Year:	2006	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	07-Abr-2006	07-Abr-2026	05-Abr-2006	205	18-Feb-2004
Nominal Value:	$118,500					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 118,500 On month of: SEPTEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: SANDRA LILIANA ROMERO B.
T.P.: 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$110,000					
Amount Issued (Millions):	$110,000					
Issue Year:	2006	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	21-Sep-2006	21-Sep-2013	20-Sep-2006	205	18-Feb-2004
Nominal Value:	$110,000					

Series Issued: 1

Type of Filing:
- ( ) Normal
- (●) Early*
- ( ) Automátic

Issue Addressed to:
- (●) Primary Market
- ( ) Secondary Market
- ( ) International

Type of Security:
- ( ) Common Shares
- ( ) Preferred Shares
- ( ) Shares with Preferred Div.
- ( ) Acceptances
- ( ) Convertible Bonds
- ( ) Public Debt Bonds
- ( ) Guaranteed Bonds
- ( ) Risk Bonds
- ( ) Mortgage Bonds
- ( ) Common Bonds
- (●) Public Bonds
- ( ) Comercial Papers
- ( ) Securitization =>
- ( ) Other: ___________

=> Nature of securitization:
- ( ) Credit Contents
- ( ) Participation or Corporate
- ( ) Mixed
- (●) N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 110,000 On month of: SEPTEMBER OF 2006

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers	CORREVAL S.A.	40,121	Lending Establishments	18,629
			Financial Services Corporations	24,746
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	7,000
			Pension and Severance Pay Funds	58,625
			Mutual Funds	
Financial Corporations	CORFICOLOMBIANA S.A.	69,879	Money Market Funds	
			Securities Funds	1,000
			Other Legal Persons	
	TOTAL	110,000	TOTAL	110,000

Comments: ______________________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA LILIANA ROMERO B.
T.P.: 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1220-42

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
FINANCIAL SUPERINTENDENCY OF COLOMBIA
Fax: (1) 350 57 07
4-49 7th Street
Bogotá, D.C.

Subject:	260 034	Internal Public Debt Program for ISA
	180	Public Offering in the Primary Market
	05	Certification

Dear Ms. Luz Stella:

In compliance with article 1.2.6.2. from the Resolution 400 of 1995, issued by the General Council of the former Colombian Securities and Exchange Commission, today Financial Superintendency of Colombia, and for the purpose of complying with article 5, numeral 5 from the Resolution 0205 as of February 18, 2004, issued by this Superintendency, we hereby certify that the proceeds obtained by Interconexión Eléctrica S.A. E.S.P., through the placement of the first lot, tranche 5 of the ISA's bond offering program that took place on September 21, 2006, reached a total amount of one hundred and ten thousand million Colombian pesos ($110,000,000,000).

This certification is issued in Medellin, on October 4, 2006.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

(PRICE WATERHOUSE COOPERS LETTERHEAD)

PricewaterhouseCoopers Ltda.
Carrera 43 A No. 14-27 9th Floor
Air Mail 81164 Envigado
Phone: 266 29 33

123057

CERTIFICATE OF THE STATUTARY AUDITOR

To the General Manager of
Interconexión Eléctrica S.A. E.S.P. "ISA"

October 4 2006

Acting in my capacity of Alternate Statutory Auditor for Interconexión Eléctrica S.A. E.S.P. "ISA", company identified with NIT 860.016.610-3 and in order to comply with article 1.2.6.2., from de Resolutión 400 of 1995 and with article 5 from the Resolutión 0205 de febrero 18 de 2004, both issued by the former Colombian Securities and Exchange Comisión, today Financial Superintendency of Colombia, I hereby certify accordingly to the accountig records to September 30, 2006 and accounting supporting material number 800002412 y 800002413 as of September 21, 2006, that the company registered in its accounting books a liability due to a bond offering for a total of $110,000,000,000.

These accounting records are being reviewed by me, in accordance with auditing standards generally accepted in Colombia, with the purpose of issuing an opinion on the financial statements of the company as of December 31, 2006, in order to determine if such financial statements present fairly the financial position and the result of its operations in conformity with accounting principles and practices generally accepted in Colombia for companies under the surveillance of the Colombian General Accounting Office. As a result under the circumstances, I am not in the position of issuing an opinion on the reasonability of such accounting records, and consequently I do not issue such opinion.

This certification is issued at the request of the Company´s management in order to comply with the request for information made by the Financial Superintendency of Colombia, and shall not be used for any other purpose, nor shall be distributed to third parties.

Yours truly

(Original document duly signed)

Sandra Liliana Romero B.
Alternate Statutory Auditor
Professional Register 98164-T

0020-2-

Ms.
CLAUDIA MERCEDES ROSELLÓ DÍAZGRANADOS
Director, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report on Third Quarter 2006

Dear Ms Claudia Mercedes:

In compliance with External Circular 002 of March 8th, 2001, issued by the Colombian Securities and Exchange Commission, today Financial Superintendency of Colombia, we are enclosing forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through September 30, 2006.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed)

JAVIER G. GUTIÉRREZ P.
General Manager

(Original signed)

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Cesar Cortes Ramírez, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
0025, 9999

Investing more in people's life. ISA, Energy and Telecommunications

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH SEPTEMBER 30, 2006

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAXED INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	143,491,421,507	810,484,405	1,915,647,270	6,285,727,641
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415				
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	7,013,025,146			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	49,991,733,987			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	834,625,623,165			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS AND SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-10,492,574,758			
	999	SUBTOTAL	1,024,629,229,047	810,484,405	1,915,647,270	6,285,727,641

ATTACHMENT S-19

FORM 181 RESIDENTIAL PUBLIC UTILITIES

ACCOUNTS PAYABLE BY AGES

THROUGH SEPTEMBER 30, 2006

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000	0				
	010	PUBLIC CREDIT OPERATIONS - 220000	834,855,972,683				
	015	FINANCIAL OBLIGATIONS - 230000	1,978,602,643,898				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	34,574,581,820				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	26,912,218,308				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	045	CREDITORS - 2425	60,108,980,627				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	2,534,795,059				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	23,650,308				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1,173,952,919				
	070	ADDED VALUE TAX - IVA - 2445	227,139,360				
	075	ADVANCES RECEIVED - 2450	6,682,214,839				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	11,507,083,211				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	74,222,964,149				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	9,534,524,263				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	152,464,084,295				
	120	OTHER LIABILITIES - 290000	180,914,202,207				
	999	TOTAL LIABILITIES	3,374,339,007,946				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH SEPTEMBER 30, 2006

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Pledged Assets**	0

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH SEPTEMBER 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED
01	001	MINISTERIO DE HACIENDA Y CREDITO PUBLICO	NIT	8999990902	569,472,561
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	NIT	8909049961	102,582,317
	003	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	NIT	8002297390	47,107,101
	004	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	NIT	8999990823	17,535,441
	005	FONDO DE PENSIONES HORIZONTE	NIT	8002319671	16,081,089
	006	FONDO DE PENSIONES SANTANDER	NIT	8002248278	12,164,451
	007	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	NIT	8002279406	11,579,664
	008	FIDUCOLOMBIA - ISA ADR PROGRAM	NIT	8301393701	4,752,350
	009	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	NIT	8002248088	4,717,751
	010	FONDO DE PENSIONES OBLIGATORIAS SKANDIA S.A.	NIT	8002530552	3,549,797
	011	FONDO DE VALORES ACCION	NIT	8001759243	2,800,000
	012	FONDO DE PENSIONES PROTECCION	NIT	8001982815	2,575,830
	013	CUBIDES OLARTE HENRY	CC	1094204	2,152,138
	014	FONDO DE CESANTIAS HORIZONTE	NIT	8001895298	1,980,583
	015	CAXDAC - VEJEZ	NIT	8600073798	1,577,668
	016	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	NIT	8300252038	1,519,417
	017	FONDO DE CESANTIAS SANTANDER	NIT	8001590851	908,653
	018	U.VILLEGAS Y CIA S.C.A.	NIT	9000116334	872,453
	019	STICHTING PENSIOENFONDS ABP	NIT	8301289274	840,866
	020	EMERGING MARKETS INVR OMNIBUS	NIT	8002180292	780,750
	021	REPURCHASED ORDINARY SHARES			0
	090	Other shareholders with less participation			154,790,803
	999	Subtotal Common Shares			960,341,683
02	001	Shareholder with preferred dividend 1			0
	002	Shareholder with preferred dividend 2			0
	....	....			0
	020	Shareholder with preferred dividend 20			0
	021	REPURCHASED PREFERRED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Preferred Shares without Voting Right			0
03	001	Shareholder with priviledged shares 1			0
	002	Shareholder with priviledged shares 2			0
	....	....			0
	020	Shareholder with priviledged shares 20			0
	021	REPURCHASED PRIVILEDGED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Priviledged Shares			0
04	999	Total Outstanding Shares			960,341,683
05	999	TOTAL REPURCHASED SHARES			0

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR

INVESTMENT DISCRIMINATION BY RECEPTOR AGENT

THROUGH SEPTEMBER 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 I.D. TYPE (1)	COLUMN 02 IDENTIFICATION (2)	COLUMN 03 RELATION TYPE (3)	COLUMN 04 SHARES ORDINARY ($MM)	COLUMN 05 With Preferred Dividend and without Voting Right ($)	COLUMN 06 Other Variable Inc. Investments ($)	COLUMN 07 Total Variable Income Investments ($)	COLUMN 08 % of total part. shares in receptor society	COLUMN 09 Installmts. or parts of social interest ($)	COLUMN 10 % of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	3	802.007.669-8	F	339,714	0	0	339,714	65.00	0	0
	002	INTERNEXA S.A. E.S.P	3	811.021.654-9	F	112,556	0	0	112,556	99.99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	3	830.066.603-3	F	35,143	0	0	35,143	75.04	0	0
	004	ISA-PERU	3	20501844986	F	20,684	0	0	20,684	28.07	0	0
	005	REP	3	2050464504	F	112,102	0	0	112,102	30.00	0	0
	006	ISA-BOLIVIA	3	10772588	F	27,612	0	0	27,612	51.00	0	0
	007	XM S.A. E.S.P.	3	9000428571	F	16,104	0	0	16,104	99.73	0	0
	008	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	11,972	0	0	11,972	12.50	0	0
	009	ISA CAPITAL DO BRASIL	3	080750060001-30	F	560,637	0	0	560,637	100%	0	0
	050	Company 50										
	090	Other Companies										
	999	Net Total				1,236,523			1,236,523			

NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23

FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR

CASH FLOW STATEMENT THROUGH SEPTEMBER 30, 2006

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			JUL	AGO	SEP
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	57,815,860	62,805,199	63,446,516
	010	PAYMENTS TO SUPPLIERS	11,315,632	4,600,877	4,402,900
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	2,673,484	6,771,896	5,859,782
	020	PAYMENTS FOR PRODUCTION EXPENSES	698,236	410,203	508,334
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	2,223,350	3,198,468	-2,422,273
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	57,365,726	59,231,771	55,164,461
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	639,282,682	72,564,358	46,780,533
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	128,637	5,709	30,783
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-639,154,045	-72,558,649	-46,749,750
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	21,806,952	0	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	-21,628,114	181,713	502,924
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	-21,628,114	181,713	502,924
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-660,782,158	-72,376,936	-46,246,826
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	1,577,644,856	111,897,745	243,981,566
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	34,984,774	6,336,060	6,242,220
	030	INTEREST PAID ON LOANS	6,390,699	8,406,341	-2,832,873
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	28,810,221	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	1,507,459,162	97,155,344	240,572,219
06	005	CASH INCOME FOR OTHER CONCEPTS	40,152,168	-4,304,059	-9,095,695
	010	CASH OUTAGES FOR OTHER CONCEPTS	951,416,917	82,772,869	114,721,253
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	-911,264,750	-87,076,928	-123,816,947
07	999	**TOTAL CASH NET INCREASE**	-7,222,020	-3,066,750	125,672,906
08	005	BEGINNING CASH	50,770,010	43,547,990	40,481,240
09	005	END CASH	43,547,990	40,481,240	166,154,146

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-accounts.

ATTACHMENT S-24
FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH SEPTEMBER 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	66,679	960,341,683
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	66,679	960,341,683
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.3653	13.48515
	010	% THAT REPRESENTS COMPANIES	1.6347	86.51485
	999	TOTAL	100	100
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.40481	1.11288
	010	% THAT REPRESENTS LOCAL INVESTORS	99.59519	98.88712
	999	TOTAL	100	100
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.26978	80.95068
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	99.46043	16.93651
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.26978	2.11282
	999	TOTAL	100	100
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	66,676	241,179,704
	010	3.01 % - 10.00 %	1	47,107,101
	015	10.01 % - 20.00 %	1	102,582,317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569,472,561
	999	**TOTAL**	66,679	960,341,683
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	36,307	21,361,441
	010	1001-5000	25,801	51,409,689
	015	5001-10000	2,716	18,418,062
	020	10001-50000	1,617	30,670,942
	025	50001-100000	121	8,361,531
	030	100001-500000	85	17,527,387
	035	MORE THAN 500000	32	812,592,631
	999	**TOTAL**	66,679	960,341,683

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY
AND OTHER ENTRIES THROUGH SEPTEMBER 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	3,003.48
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1,822.71
	020	PROFIT PER SHARE	190.45
	025	LOSS PER SHARE	0.00
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	115,241,001,960
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	115,241,001,960
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	120
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	SECOND PAYMENT DATE	July 19, 2006
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	662
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	62,258,593,902
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	350,263,278,136
	020	CREDIT PURCHASES IN FOREIGN MARKETS	150,496,891,305
	999	TOTAL PURCHASES	500,760,169,441
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	512,377,828,739
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	17,993,453,254
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	530,371,281,993
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH SEPTEMBER 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	91,323,714,258
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	20,928,127,448
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	11,971,540,973
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	1,231,091,519,235
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	-5,889,176,698
	999	SUBTOTAL, INVESTMENTS	**1,349,425,725,216**
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL ACCOUNTS RECEIVABLE	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	152,503,280,823
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	0
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	7,013,025,146
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	49,991,733,987
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	834,625,623,165
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-10,492,574,758
	999	SUBTOTAL DEBTORS	**1,033,641,088,363**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH SEPTEMBER 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	**0**
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	6,294,923,317
	010	DEFERRED CHARGES - 1910	137,673,524,124
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	92,098,399
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-37,868,941
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	476,714
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	-476,714
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	91,464,598,266
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	-46,082,808,294
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	1,133,946,696,200
	999	SUBTOTAL OTHER ASSETS	**1,323,351,163,070**
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	**0**
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	-19,204,081,589
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH SEPTEMBER 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**-19,204,081,589**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	-1,953,900,500,369
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	-24,702,143,529
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	**-1,978,602,643,898**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-34,574,581,820
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-26,912,218,309
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	030	CREDITORS - 2425	-60,108,980,627
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-2,534,795,059
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	-23,650,308
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-1,173,952,919
	055	VALUE ADDED TAX - VAT - 2445	-227,139,360
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-6,682,214,839
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	-11,507,083,211
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	-74,222,964,149
	999	SUBTOTAL ACCOUNTS PAYABLE	**-217,967,580,601**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-9,534,524,263
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	**-9,534,524,263**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	0
	010	ANTICIPATED INCOME RECEIVED - 2910	-748,606,086
	015	DEFERRED CREDITS -2915	-180,165,596,121
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	**-180,914,202,207**